EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report

Results of Private Placement of Debentures (Series 12) to Institutional Investors in Exchange for Debentures (Series 6)

1.	On December 1, 2019 “Bezeq” - The Israel Telecommunication Corp Ltd (“the Company”) or “the Offeror”) entered into a transaction for the private exchange of the Company’s Debentures (Series 6) in return for the issue of the Company’s Debentures (Series 12) by way of expanding the Company’s Debentures (Series 12), with a number of investors, considered the investors stipulated in the First Addendum to the Securities Law, 1968 (“the Offerees” and “the Securities Law”, as applicable), whereby the Company will purchase from the Offerees NIS 300,000,000 par value of the Company’s Debentures (Series 6) held by them, in return for the issue of NIS 337,500,000 par value of the Company’s Debentures (Series 12) (“the Additional Debentures (Series 12), being an exchange ratio of NIS 1.125 par value of Debentures (Series 12) traded on the “TACT Institutional” system of the TASE for each NIS 1 par value of Debentures (Series 6) (“the Private Exchange”).
2.	The Private Exchange is subject to fulfillment of all the contingent conditions stipulated in the offering form that the Offerees signed, and inter alia, approval of the Tel-Aviv Stock Exchange Ltd to register the Debentures (Series) issued in the private placement for trading on the “TACT Institutional” system, confirmations of the qualified companies in accordance with the terms of the trust deeds of the Debentures (Series 12) dated July 10, 2019 (“Trust Deed”), and fulfillment of the rest of the terms of the Trust Deed in respect of expansion of the series. It should be noted that the Company has complied with all the terms of the Trust Deed in respect of expansion of the series, including receipt of confirmations from the qualified companies as detailed below.
3.	Debentures (Series 12) in circulation at the date of this report were first offered in a private placement to institutional investors (for additional information, see the Immediate Report dated July 10, 2019), in accordance with the provisions of the Trust Deed.
4.	As of the date of this report, the total par value of the Debentures (Series 12) in circulation is NIS 461,740,000, and after completion of the Private Exchange, the total par value of Debentures (Series 12) will be NIS 799,240,000. Similarly, as of this date, the total par value of the Debentures (series 6) in circulation is NIS 1,799,988,965, and after completion of the Private Exchange, the total par value of Debentures (Series 6) will be NIS 1,499,988,965.
5.	On November 25, 2019, Midroog Ltd announced a rating of Aa2.il Negative, and S&P Global Ratings Maalot Ltd announced a rating of ilAA-/Negative for the Debentures (Series 12) that will be issued in the Private Exchange in the amount of par value NIS 350 million through expansion of Debentures (Series 12), and they leave unchanged the existing rating of Debentures (Series 12), in accordance with the terms of the Trust Deed (for additional information, see the Company’s Immediate Reports dated November 25, 2019)
6.	When the Debentures (Series 6) are purchased by the Company, they will be canceled immediately upon their acquisition and will be removed from trading on the TASE. The Company will request of the TASE clearing house to withdraw the Debenture (Series 6) that will be purchased by the Company. It is hereby stipulated that cancellation of the Debentures (Series 6) that will be purchased as stated will only take place following completion of the allocation process for the Debentures (Series 12).
7.	The Additional Debentures (Series 12) that will be issued to the Offerees will be equal in all their terms and rights in all respects to the existing Debentures (Series 12) and will be deemed a single series in all respects together with the Debentures (Series 12) issued in the Private Exchange and registered on the TACT Institutional system. The Trust Deed will apply to the Additional Debentures (Series 12), and from their issue they shall be equal to the existing Debentures (Series 12). The Additional Debentures (Series 12) will be recorded on the Company’s securities register in the name of the registration company.

8.	Limitations on repeat sale will apply to holders of the Additional Debentures (Series 12), after their issue, in accordance with the provisions of section 15C of the Securities Law and the provisions of the Securities Regulations (Details Concerning Sections 15A - 15C of the Law), 2000.
9.	Taxation of Offerees who took part in the Private Exchange

In respect of the issue of the Private Exchange, there is a taxation ruling from the Taxes Authority, whereby:

a)	The exchange of Debentures (Series 6) for Debentures (Series 12) will be deemed a sale of Debentures (Series 6) in consideration for Debentures (Series 12);
b)	The date of sale, for purposes of deduction of tax at source, will be the date of the actual exchange;
c)	For the purpose of determining the consideration, the value of the offered Debentures (Series 12) will be calculated according to the multiple of the quantity of Debentures (Series 12) to which the holders of the exchanged Debentures (Series 6) are entitled at the closing prices of the Debentures (Series 12) on the three last trading days prior to the date of the actual exchange on the TACT Institutional system.
d)	In respect of the calculated capital gain, upon the sale of the exchanged Debentures (Series 6), tax at source will be deducted from the consideration, at the said exchange date, in accordance with the Income Tax Regulations (Deduction from Consideration, from a Payment or Capital Gain in the Sale of Securities or in a Futures Transaction), 2002.
e)	Concerning deduction at source at the time of the sale of the Debentures (Series 12) received for the exchange of debentures, the value stated in in sub-section (c) will be deemed as the original price of these Debentures (Series 12) and their date of purchase in this regard will be considered as stated in sub-section (b) above.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.